Exhibit 12

PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

		Year Ended December 31,
	YTD 6/10	2009	2008	2007	2006	2005

Earnings as defined:
Pretax income from continuing operations	$281,546	$493,725	$506,424	$431,251	$323,159	$281,657
Add: Fixed charges	119,584	224,041	199,739	311,377	266,231	311,377
Earnings as defined	$401,130	$717,766	$706,163	$742,628	$587,831	$545,173

Fixed charges:
Interest charges	$87,439	$166,212	$154,313	$180,230	$137,493	$144,835
Interest charges on life insurance policy borrowings	202	324	248	105,396	117,536	107,610
Interest component of operating leases	31,943	57,505	45,178	25,751	9,643	11,071
Total fixed charges	$119,584	$224,041	$199,739	$311,377	$264,672	$263,516

Ratio of earnings to fixed charges
	3.4	3.2	3.5	2.4	2.2	2.1